Exhibit 99.1

Date:	October 5, 2009
To:	Eligible optionees
Cc:	HR
From:	Dawn LaPlante
Re:	Upcoming Stock Option Exchange Program

In June, the VeriFone stockholders approved a stock option exchange program that will allow eligible option holders to exchange eligible existing option grants for a new grant of a lesser number of options at current market pricing. You will have a specific timeframe to complete the exchange – currently expected to be from October 8 through November 6, 2009. We will communicate program details through email, a special website and will also be conducting information sessions to explain the exchange program and the procedures for participating.

You will receive an email within the next two weeks from your local HR partner with dates and times of Exchange Information Sessions that will be held at many VeriFone locations and additional phone conference calls to discuss the exchange program. Please monitor your email for this upcoming information.

Please contact your local HR representative, the VeriFone equity team at i_equityteam@verifone.com or myself with any questions you may have.

Dawn LaPlante

VP, HR

*****

Key legal disclosure

The option exchange program described in this letter has not yet commenced. VeriFone will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange program. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange program.

VeriFone stockholders and option holders will be able to obtain the written materials described above and other documents filed by VeriFone with the SEC free of charge from the SEC’s website at www.sec.gov or by directing a written request to: VeriFone Holdings, Inc., 2099 Gateway Place, Suite 600, San Jose, CA 95110, Attention: Investor Relations.